UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A ANNOUNCES AUTHORIZATION OF A PROGRAM FOR THE ISSUANCE OF ORDINARY NOTES, ORDINARY GREEN NOTES AND SUBORDINATED NOTES

Medellin, Colombia, April 23, 2018

Today, the Board of Directors of Bancolombia S.A. (“Bancolombia”) approved the issuance of up to Colombian Pesos (“COP”) 3,000,000,000,000 (approximately USD 1 billion) in aggregate principal amount of Ordinary Notes, Ordinary Green Notes and Subordinated Notes denominated in COP and real unit value (“UVR”), and authorized its legal representatives to commence all the necessary acts and procedures to carry out the program.

The Ordinary Notes, the Green Ordinary Notes and Subordinated Notes will be offered in Colombia in one or more issuances up to the aggregate principal amount according to the corresponding Issuance and Placement Terms.

The entirety of the proceeds from the offerings will be used for general corporate purposes.

Contacts
Jaime A. Velásquez	Jose Humberto Acosta	Alejandro Mejía
Strategy and Finance VP	Financial VP	IR Manager
Tel.: (574) 4042199	Tel: (571) 4885934	Tel.: (574) 4041837

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: April 23, 2018	By:	/s/ JAIME ALBERTO VELÁSQUEZ B.
		Name:	Jaime Alberto Velásquez B.
		Title:	Vice President of Strategy and Finance